EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2006
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	7,177	$1.41

Diluted
Average Shares Outstanding	7,177
Common Stock Equivalents	1

	7,178	$1.41

	Year Ended December 31, 2005
Basic Weighted Average Shares Outstanding	7,168	$1.25

Diluted
Average Shares Outstanding	7,168
Common Stock Equivalents	3

	7,171	$1.25